Exhibit 99.1
Ninetowns Announces Acquisition of Land Use Rights in Dalian, China
BEIJING, April 22, 2011 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (NASDAQ:NINE — News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that Dalian Aviation Changzheng Technology Development Co., Ltd. (“Dalian Changzheng”), a company invested by Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Ninetowns Ports”), a subsidiary of the Company, won the winning bid in a land auction held on April 11, 2011 in Dalian, Liaoning Province, China and received the right to acquire land use rights for two pieces of undeveloped land located in Dalian High and New Technology Industry Park. Collectively, the two pieces of land consist of approximately 20,973 square meters, which were purchased at a price of RMB13,350 per square meter and for a total consideration of approximately RMB280 million (US$43 million).
Ninetowns intends to develop a mixed-use real estate project on such site. The two pieces of land are permitted for commercial and residential use. The commercial land use rights and the residential land use rights will expire in 40 years and 70 years, respectively.
Dalian Changzheng was originally established by Aviation Wanyuan Industry Co., Ltd. (“Aviation Wanyuan”) on November 8, 2010. On February 24, 2011, Ninetowns Ports acquired 70% of the equity interest of Dalian Changzheng through a subscription of registered capital.
Dalian Changzheng entered into a land use right grant contract with the Dalian Land Resource Bureau on April 11, 2011. On April 11, 2011, Dalian Changzheng paid RMB280 million (US$43 million), representing the full land premium, to the Dalian Land Resource Bureau. Ninetowns Ports contributed approximately RMB153 million and Aviation Wanyuan contributed approximately RMB127 million.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
(+86-10) 6589-9287
ir@ninetowns.com

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
+852 3196-3712
ninetowns@taylor-rafferty.com